Mail Stop 3561

April 2, 2010

Mr. John D. Baker
Chief Executive Officer
Patriot Transport Holding Inc.
501 Riverside Avenue
Suite 500
Jacksonville, Florida 32202

> **Re:** **Patriot Transportation Holding Inc.**
> **Form 10-K for the year ended September 30, 2009**
> **Filed December 3, 2009**
> **File No. 0-17554**

Dear Mr. Baker:

We have reviewed your letter dated March 2, 2010, in response to our letter dated January 22, 2010 and have the following additional comments.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Note 1. Notes to Consolidated Statements-Accounting Policies

Property, Plant and Equipment

1. We note your response to prior comment numbers 2 and 3. As requested in our prior comment, supplementally provide us with the significant assumptions that were used in your impairment analysis to derive the $253 million of undiscounted cash flows for the expected book life of the buildings, and provide us with a detailed summary of the results of your impairment analysis for your various properties. As part of your response, please provide us with your basis or rationale for establishing when the various buildings are expected to be occupied and the related expected occupancy levels, and your basis for establishing the estimated rental revenues and expenses, including property taxes and insurance. In addition, even though we understand that you intend to hold these properties

for the foreseeable future, supplementally advise us whether you have performed any market appraisals for these properties, or alternatively, if you are aware of market values of comparable properties in the respective areas and how those values compare to the carrying values. We may have further comment upon reviewing your response.

2. We note your response to previous comment number 4. In light of the declines in revenue and gross profits experienced in the three months ended December 31, 2009, as shown in your Form 10-Q, please expand your disclosures in MD&A with respect to your impairment analysis in future filings to include specific assumptions used in the Company's impairment analysis such as expected changes in revenue and cost levels used in the analysis. Also, please revise future filings to include a discussion of how the impact of your declining revenue and gross profit levels, including any lost business or customers, was considered in determining that an updated impairment analysis was not required pursuant to ASC 360-10-35. As part of your response, please provide us with your proposed disclosures.

Note 10-Business Segments

3. We note your response to previous comment number 5. In light of the information presented in your response to our prior comment in addition to the matters noted in our prior comment, we continue to believe that aggregation of the Royalties and Rents reporting unit and the Developed Properties reporting unit into a single segment may not be appropriate based on the criteria for aggregation outlined in ASC 280-10-50-11 (paragraph 17 of SFAS No. 131). In this regard, it appears that the Royalties and Rent division includes a different and significantly more diverse portfolio of real estate assets and related revenue streams than the Developed Properties unit with these including royalties from construction aggregates, land rents and timber sales in addition to office building rents. This would indicate that the reporting units do not have the same types or classes of customers for their products and services and that the methods used to distribute their products or services would be significantly different. Also, it appears that each of these reporting units has significantly different economic characteristics. For example, as noted in your response, depreciation/depletion for the Royalties and Rent division is approximately 7% of revenue while it is 28% to 30% of revenue for the Developed Property division. Also, management company and indirect expenses were 3% to 4% for the Royalties and Rent division while they were 9% to 12% of revenue for the Developed Property division. These factors contribute to different profitability and operating performance levels and are indicative that the divisions operations are not economically similar. In addition, as noted in your response, the CODM reviews the two division financial statements and assesses performance on that basis indicating that they are reviewed and analyzed by the CODM on an individual basis as separate operating

segments. Given these factors, we continue to believe that it may not be appropriate to aggregate the two divisions into a single segment for purposes of your disclosures pursuant to SFAS No.131. Please confirm that you will revise your financial statements in future filings to present the operations of each of divisions as separate operating segments or alternatively, explain in detail why you do not believe this is required.

<u>Note 13- Commitments</u>

4. We note your response to our prior comment 6. Please confirm that you will add disclosure in future filings to include the information provided in your response letter with respect to the reasons the property is not classified as "held for sale" at September 30, 2009 and the reasons why management does not believe the property's recorded carrying value is impaired.

You may contact Effie Simpson at (202) 551-3346, or the undersigned, at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at (202) 551-3490 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: John D. Milton, CFO
(904) 353-2207